Filed by LTX Corporation

pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Credence Systems Corporation

Commission File No.: 000-22366

The following LTX Employee Q&A was first made available by LTX Corporation to its employees on June 22, 2008.

COMBINING STRENGTHS – THE MERGER OF LTX AND CREDENCE

LTX Employee Q&A

Revision: 06/22/08

NOTE: This document is LTX confidential and should not be shared outside the company.

The purpose of this document is to address some of the questions that you, as LTX employees, may have. Additional questions should be directed to your manager, or LTX Human Resources.

1.1 The Merger

What triggered the merger? / Why did the two companies merge?

•	During discussions between the two companies, we discovered that we had little overlap in terms of customers and product positioning.

•	From a business perspective, it became clear that we could be a stronger combined company by merging our R&D expertise and product portfolio.

What are the major benefits of the merger?

•

Complementary product portfolio: We expect the combined product portfolio will be extremely complementary and will give our customers the best possible portfolio of technologies to match their business and technical needs.

•

Optimized R&D: Credence brings proven expertise in the developing low cost, high density digital and consumer focused test development techniques and LTX bring an equally strong RF and mixed-signal R&D organization. The combination of the two will create a strong technical force in the ATE industry capable of effectively competing with the larger players like Teradyne and Verigy.

•

Additive customer base: With few exceptions, there is no overlap in our customer bases. Therefore, the combined company would have access to a much broader pool of customers, reducing the combined company’s risk of dependence on any one single large customer.

How do you think this merger will be viewed by the analysts?

•

There is a general belief that consolidation is required in the Semiconductor ATE industry, so from that perspective, we expect that it will be viewed positively. In terms of the new company, we would anticipate analysts would wait to see how we perform financially.

What about our competitors, will they position this as a merger of two small players?

•

No matter what we say or do, we expect our competition is going to position this as an effort by Credence and LTX to become, what they call a Tier 1 supplier. The merger will bring us closer to them in terms of revenues and market share, but that is not the primary goal. Our focus is to build a company that delivers value to our stockholders through continued focus on key markets, customers and a market leading business operations model.

How long to achieve full integration?

•	We must continue to operate as two separate companies until closing. After it closes, we expect the integration will take 6-9 months.

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What cost savings will we see?

•

We expect cost savings will come from across the board – operational, product, footprint, people, etc. The details and timing of the cost savings will become clearer as we develop our integration plans, and then implement them after closing.

When do we expect this deal to close?

•	The merger is expected to close by September 30, 2008.

How confident are we that this transaction will go through?

•

Both companies expect the transaction to close. The Boards of both companies have approved the transaction unanimously, and have agreed to recommend stockholders do the same. The merger is subject to customary closing conditions, including obtaining regulatory approvals and the approval of both companies’ stockholders. Although we do not anticipate any difficulties with closing the merger, there are always risks involved in transactions of this size.

What happens next?

•

On a day-to-day basis, you should notice very little immediate change. But in the coming weeks, management will work closely with our employees to work through the details. Talk with your manager. Unfortunately, there are strict limits on the information we can share, but we will do our best to update frequently.

If I am approached by a customer, competitor or supplier for comments on the merger what should I do?

•

As you go through the coming days and months, there is no doubt that the merger will be a frequent topic of conversation with customers and other outside parties. In these conversations, do not speculate or share any information beyond what is publicly released. Limit your comments to the materials in the merger press release and key messages.

•

In addition, you must never discuss the merger in any way with the media, analysts, or investors. The only authorized spokespeople for LTX are Dave Tacelli and Mark Gallenberger. Please forward all inquiries of this type to Antoinette McKinley.

1.2 The New Company

What decisions have been made around the management structure?

•	Both the CEO and CFO of LTX will become the CEO and CFO of the new company. The CEO of Credence will assume the position of executive chairman of the new combined entity for a transition period.

•	Further organizational changes and leadership roles will be determined in the coming months.

Who is on the new Board of Directors?

•	There will be 5 directors from LTX and 4 directors from Credence. The CEO of LTX will be a director and the CEO of Credence will be the Executive Chairman of the combined company’s board.

Where will the company’s headquarters be?

•	Headquarters for the combined company will be located in Milpitas, CA. A continued strong corporate presence will remain in Norwood, MA.

With the combined company headquarters being located in Milpitas, will any key LTX personnel move to Milpitas?

•	As we move toward the integration process, we will be better able to address the specifics of this issue.

What does this mean for Norwood?

•	No major impact is expected. Norwood provides much of the R&D expertise and technology portfolio that will be critical to enable the combined company to grow.

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Both Credence and LTX have engineering development centers close to each other in Milpitas. What will happen to our new Milpitas facility?

•	We will review overall facility space and location. Clearly, if by reducing two locations down to one, we can reduce our overall operating costs then that would be a sensible decision.

What will be the impact on our worldwide offices?

•

Both companies have a worldwide presence and as a result have duplicate offices in many locations. An in depth analysis of square footage, employees per location, and proximity of customers to the offices will be conducted.

What staffing changes will there be?

•

At this point, other than the top level leadership of the combined company, no decisions have been made on the organization. This work will occur over the next few months and we will communicate the structure as quickly as possible.

How will the integration process of the two companies be managed?

•	We must continue to operate as two separate companies until the merger closes.

•	After closing, the combined company will establish and monitor specific milestones and processes to ensure the integration of the two companies is executed as flawlessly as possible.

•	We expect to form integration teams to manage the process. We will provide more information as this develops.

What will the impact on my department?

•	We still need to go through a thorough analysis before we can communicate the exact impact on reorganizations, integration, etc.

What do you see as the opportunities for the combined company going forward?

•	We will have the scale and worldwide presence to better compete with others in the ATE industry.

•

We will be able to provide cost effective test technology across RF, mixed-signal, analog, and digital – giving our customers the optimum flexibility and choice as they implement the right test strategy.

•	We will have the leading semiconductor companies – AMD, TI, ST, Mediatek, Maxim and others – as our customers.

•	With the combined portfolio, the combined company will have an opportunity to expand its presence within the customer base.

Credence has a strong and large presence in Asia. What does this mean for our Asia organization?

•

As was mentioned in the Analysts call, the Spirox Corporation has an excellent reputation in Asia. As part of the merger process, we will be reviewing our worldwide sales and support organization. At this time we are not in a position to comment on how that will look. We will do our best to keep you updated as the process developes.

1.3 Customer Issues

How do we think our top customers will view this merger?

•

As part of the communication process around this merger we have spoken directly with key executives and personnel at many of our key customers, with additional communications also underway. We see significant advantages as a result of this merger for all of our customers, including our top customers.

What impact will this have on how I work with customers?

•	Both LTX’s and Credence’s employees should conduct business as usual. Until closing, we are separate companies.

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•	This means competing as we would prior to the transaction being announced.

•	This means not making any changes to the organization in anticipation of the merger.

•	It means continuing all R&D projects we would prior to the transaction being announced.

How will this impact our customers?

We expect our customers will enjoy a variety of benefits, including:

•	Increased confidence to conduct business with a larger, more financially stable combined company

•	Increased confidence to conduct business with a combined company that counts the leading semi providers as its customers

•	Increased access to technology resulting from strength of the combined product portfolio

•	Better support due to a broader strategic distribution of resources worldwide

What will happen at accounts where we both have a presence?

•

After closing of the transaction, customers will be notified if there are any changes to their account teams. Until the close of transaction, the companies will continue to operate their respective businesses as usual.

Should Credence/LTX customers continue to call Credence/LTX for support of their products?

•

Yes, customers should continue to contact their respective support teams. Until the merger closes, Credence and LTX will remain independent companies and must continue to operate their respective businesses as usual.

1.4 HR and Personnel Related

What does this merger mean for me?

•	Until the merger closes, we will all operate on a business as usual basis.

•	Following closing, integration teams will review all programs and plans to provide everyone in the new organization with common roadmaps in all phases of the business.

What company do I work for?

•	Until the merger closes, you will continue to work for LTX.

•	After the deal closes, you will work for the new, combined company.

When will we understand the impact of the merger from an employment perspective? When will I know if my job will be impacted by this transaction?

•	Until the merger closes, we will all operate on a business as usual basis.

•	The review of staffing will be ongoing and we expect the majority of actions to be taken within 9 months of the close date.

If my job is impacted, will I receive severance and how much?

•	If your position is affected, you will receive severance. The severance formula will be reviewed and will be communicated following closing.

Will the LTX salary increases to be effective August 1 still be implemented?

•	Yes, the salary increases planned for an August 1, 2008 effective date will be implemented as scheduled.

Will my seniority change?

•	No, everyone will maintain his or her current seniority (i.e. service tenure).

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Will our pay periods be the same?

•	Until the merger closes, nothing will change.

•	An HR integration team will review payroll processes and create a roadmap to provide everyone in the new organization with a unified program.

Will there be any impact on my benefits?

•	Until the merger closes, we will all operate on a business as usual basis – nothing will change.

•	Following closing, integration teams will review all programs and plans to provide everyone in the new organization with common roadmaps in all phases of the business.

•	Additional details about some of our specific benefits are provided below.

We have just turned the corner and are profitable again. How will this merger affect our profit sharing?

•	If LTX is profitable within the definition of the Plan for Q4, FY 2008 then bonus payments will be made – business as usual.

What about holiday and vacation schedules?

•	The current LTX holiday and vacation schedules for calendar year 2008 will not change. Holidays outside the US remain governed by local law and practice.

How are my stock options, RSU’s and shares from the ESPP affected?

•	Until the merger closes, nothing will change.

•	Additional information will be communicated as it becomes available.

1.5 Product Issues

What will be the impact on product roadmap?

•	We must continue to operate as two separate companies until the merger closes, so it is too soon to begin integration efforts and discuss a combined roadmap.

What are the benefits of the combined product lines?

•

The combined product lines, which are largely complementary, will allow the combined company to offer the broadest, most cost effective test solutions to our customers in the Wireless, Computing, Automotive and Entertainment markets.

Will planned product releases for the companies be affected?

•	Between now and the end of September, by which time the merger is expected to close, both companies will continue to develop to their communicated roadmaps.

Our product strategy has been based around the X-Series single platform. What impact will this merger have on the product strategy and market position?

•

The X-Series is focused on mixed signal markets. Although technically we can test most parts, for some markets our product structure makes it unattractive. At this time we cannot discuss future product strategy, but once the merger is closed, we expect it will be a marketing priority to communicate the combined companies’ value proposition to customers and employees alike.

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We both have RF products, digital technology, etc. – what will happen in these areas?

•

At this time, we cannot comment or make any changes to our product roadmap. We must continue the developments we have committed to. Once the merger closes we will decide and communicate the product plan(s).

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

LTX plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction and LTX and Credence plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about LTX, Credence, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by LTX and Credence through the website maintained by the SEC at www.sec.gov.

In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus when they are available from LTX by contacting Mark Gallenberger at mark_gallenberger@ltx.com, or 781-467-5417 or from Credence by contacting Brenda Ropoulos at brenda_ropoulos@credence.com, or 408-635-4309.

LTX and Credence, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement. Information regarding LTX’s directors and executive officers is contained in LTX’s Annual Report on Form 10-K for the fiscal year ended July 31, 2007 and its proxy statement dated November 6, 2007, which are filed with the SEC. As of June 16, 2008, LTX’s directors and executive officers beneficially owned approximately 4,201,725 shares, or 6.7%, of LTX’s common stock. Information regarding Credence’s directors and executive officers is contained in Credence’s Annual Report on Form 10-K for the fiscal year ended November 3, 2007, its proxy statement dated March 7, 2008, its Current Reports on Form 8-K filed on April 18, 2008, May 1, 2008, June 10, 2008, and June 17, 2008, and its Form 4 filed on April 29, 2008, which are filed with the SEC. As of June 16, 2008, Credence’s directors and executive officers beneficially owned approximately 1,348,090 shares, or 1.3%, of Credence’s common stock. In connection with the transaction, Mr. Tacelli has agreed that the transaction will not constitute a change of control for purposes of his Change-of-Control Employment Agreement dated March 2, 1998 and Mr. Gallenberger has agreed that the transaction will not constitute a change of control for purposes of his Change-of-Control Employment Agreement dated October 2, 2000. In connection with the transaction, each of Mr. Lev and Mr. Eichler has entered into a Transition Services Agreement with Credence pursuant to which they have agreed to accept new positions with Credence, and perform certain transition services for Credence, for a period of six months following the closing of the transaction in exchange for certain salary, bonus, acceleration of equity-based awards and other compensation. A more complete description will be available in the Registration Statement and the Joint Proxy Statement/Prospectus.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between LTX and Credence, including the terms of the agreement and the tax-free, all-stock nature of the transaction, the belief that the combined strengths of the two companies will create a leading provider of focused, cost-optimized solutions designed to enable customers to implement best-in-class test strategies to maximize their profitability, the new company’s ability to address broad market segments, the increased presence in the Asia-Pacific region, the establishment of a global network of applications and resources, the continuation of current employees and directors with the new company, the belief that the combined strengths of the companies’ expertise and product portfolio will benefit customers, the creation of a test company with the financial strength, growth opportunities, critical mass, and operational efficiency to lead the industry, the expectation that the combination will drive

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efficiencies associated with operating a larger business, and the anticipation of saving approximately $25 million at the end of the integration period, the expectation that the merger will be accretive within 12 months, the expected timetable for completing the transaction and any other statements about LTX or Credence managements’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing “believes,” “anticipates,” “plans,” “expects,” “may,” “will,” “would,” “intends,” “estimates” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the transaction, the ability to successfully integrate LTX’s and Credence’s operations and employees; the ability to realize anticipated synergies and cost savings; the risk of fluctuations in sales and operating results; risks related to the timely development of new products, options and software applications and the other factors described in LTX’s Annual Report on Form 10-K for the fiscal year ended July 31, 2007 and Credence’s Annual Report on Form 10-K for the fiscal year ended November 3, 2007 and their most recent Quarterly Reports on Form 10-Q each filed with the SEC. LTX and Credence disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document.

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